HOGAN & HARTSON
L.L.P.

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

04036192

August 10, 2004

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following documents in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

- Relevant Fact dated July 23, 2004

The enclosed documents are furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 8/12

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
PUBLICLY-TRADED COMPANY
CORPORATE TAXPAYER 24.315.012/0001-73

RELEVANT FACT

INTEREST DISTRIBUTION ON EQUITY

We hereby communicate to our shareholders that Companhia Siderúrgica Belgo-Mineira's Board of Directors, meeting on 07/23/2004, decided on Company Management's proposal to pay Interest on Equity (Juros sobre Capital Proprio – "JCP") relative to the year 2004, as follows:

1. Distribution in the gross amount of R$ 100,027,904.21 (one hundred million, twenty-seven thousand, nine hundred and four reais and twenty-one cents), broken down as R$ 13.65 per one thousand common shares and R$ 15.02 per one thousand preferred shares, calculated on shareholders' standing on 07/29/2004, excluding law-mandated treasury-held stock. This amount shall not be monetarily adjusted up to its actual pay date and, as per article 30, paragraph 5 of Company Bylaws, shall be considered as anticipation of the mandatory 2004 dividend, which shall be declared in the next Ordinary General Shareholders Meetings.
2. The aforementioned JCP shall be regarded as credited on an individual basis when its respective expense is entered into Company accounting on 07/29/2004, law-mandated Income Tax being withheld, save for those shareholders who are provenly immune or exempt from it.
3. This JCP shall be paid on August 30, 2004 in the respective banking domiciles through automatic bank credit by Banco Itaú S/A, the financial institution depositary of the shares. Once the JCP payment has started, those shareholders whose ID data does not include Individual/Corporate Taxpayer's Registration Number nor the respective bank account shall have their JCP credited within 3 (three) business days from the date their ID data is regularized, in Banco Itaú's shareholder-service office. Those shareholders who use fiduciary custody shall have their amount credited as per procedures adopted by the Brazilian Clearing House CBLC – Companhia Brasileira de Liquidação e Custódia.
4. Belgo's stock trading starting on and including 07/30/2004 shall be ex-interest.

Belo Horizonte, July 23, 2004

Marcos Piana de Faria

CFO and Investor Relations Director